Maxim Group LLC
405 Lexington Avenue
New York, New York 10174

July 17, 2006

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:          Energy Infrastructure Acquisition Corp. (the "Company")
Registration Statement on Form S-1 (File No. 333-131648)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (NYT) on Monday, July 17, 2006, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned has effected from June 13, 2006 through the date hereof approximately the following distribution:

Preliminary Prospectus dated June 13, 2006

3,300 copies to prospective institutional investors, dealers and others

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Cliff Teller
Cliff Teller
Director of Investment Banking